Exhibit 4.1
Series B Preferred Stockholder Waiver

June 27, 2024
ELECTRONIC MAIL

comScore, Inc. 11950 Democracy Drive, Suite 600 Reston, VA 20190 Attention: Ashley Wright, General Counsel, Corporate and Securities Email: awright@comscore.com

Dear Ms. Wright:

Reference is made to that certain (i) Certificate of Designations of Series B Convertible Preferred Stock, par value $0.001 (the “Series B Preferred Stock”), of comScore, Inc. (the “Company”), dated as of March 10, 2021 and amended as of June 16, 2023 (the “Certificate of Designations”), (ii) Stockholders Agreement, dated as of March 10, 2021, by and among the Company and the stockholders party thereto (the “Stockholders Agreement”), and (iii) Series B Preferred Stockholder Waivers, dated as of June 15, 2023 and December 26, 2023, by the undersigned (the “Prior Waivers”). The undersigned is the holder of record of 27,509,203 shares of Series B Preferred Stock. Pursuant to Section 4 of the Certificate of Designations, (i) holders of Series B Preferred Stock are entitled to receive Annual Dividends (as defined in the Certificate of Designations) on the terms and subject to the conditions set forth therein and (ii) if the Company fails to declare and pay a full Annual Dividend on the Series B Preferred Stock on any Dividend Payment Date (as defined in the Certificate of Designations), then any Annual Dividends otherwise payable shall continue to accrue and accumulate at a dividend rate of 9.5% per annum.

The undersigned hereby irrevocably and unconditionally waives (and consents to such waiver for purposes of Section 4.1(a) of the Stockholders Agreement) its right to receive on or prior to June 30, 2024 (i) one hundred percent (100%) of the Deferred Dividends (as defined in the Prior Waivers) that would have been payable to it on or prior to June 30, 2024 pursuant to Section 4(c) of the Certificate of Designations and the Prior Waivers and (ii) 100% of the Annual Dividends accrued through, but excluding, June 30, 2024, that would have been payable to it on June 30, 2024 pursuant to Section 4(c) of the Certificate of Designations (the “New Deferred Dividends”), in each case together with any amounts accrued and accumulated thereon; provided that (x) the Deferred Dividends and the New Deferred Dividends shall continue to accrue and accumulate at a rate of 9.5% per annum as contemplated by the Certificate of Designations until such time as the Deferred Dividends and the New Deferred Dividends (as applicable) are declared and paid and (y) the Company shall declare and pay the Deferred Dividends and the New Deferred Dividends, together with any amounts accrued and accumulated thereon, unless prohibited by Section 170 of the General Corporation Law of the State of Delaware, on or prior to July 31, 2024.

The undersigned acknowledges that the Company will be entitled to elect the form of payment of the Deferred Dividends and the New Deferred Dividends, together with any amounts accrued and accumulated thereon, in accordance with the terms of the Certificate of Designations, with the Dividend Declaration Date (as defined therein) to be 15 calendar days prior to the date the Deferred Dividends are paid.

IN WITNESS WHEREOF, the undersigned executes this Waiver as of the date first written above.

CHARTER COMMUNICATIONS HOLDING COMPANY, LLC By: CHARTER COMMUNICATIONS, INC., its Manager

By:	/s/ Jeffrey B. Murphy
Name:	Jeffrey B. Murphy
Title:	SVP, Corporate Finance & Dev

[Signature Page to Series B Preferred Stockholder Waiver]